May 12, 2025

Aaron Erter
Chief Executive Officer
James Hardie Industries plc
1st Floor, Block A
One Park Place
Upper Hatch Street
Dublin 2 D02 FD79
Ireland

       Re: James Hardie Industries plc
           Registration Statement on Form F-4
           Filed on May 5, 2025
           File No. 333-286977
Dear Aaron Erter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing